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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of August 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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                                 RADVISION LTD.





6-K Items

1.   RADVision  Ltd.  Press  Release  dated  August 30, 2000 re  PictureTel  and
     RADVision Extend Strategic Alliance to Deliver Top Quality V2oIP(TM) Conferencing Solutions.


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                                                                          ITEM 1

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For Immediate Release:

Contact:

Karen Gurwitz                 David Seligman              Betsy Parkins
Dir. Corporate Communications CFO                         O'Keeffe & Company
RADVision, Inc.               RADVision, Ltd.             Tel: 610.325.2099
Tel: 201.529.4300, x305       Tel: 972.645.5446           bparkins@okeeffeco.com
kgurwitz@radvision.com        Seligman@tlv.radvision.com  www.okeeffeco.com
www.radvision.com             www.radvision.com           www.picturetel.com


    PictureTel and RADVision Extend Strategic Alliance to Deliver Top Quality
                        V2oIP(TM) Conferencing Solutions

Andover,  M.A./Mahwah,  N.J., August 30, 2000 -- PictureTel Corporation (NASDAQ:
PCTL), the world leader in visual collaboration, and RADVision Inc. (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced the amendment of their long-term OEM relationship. Under the alliance, PictureTel will offer RADVision V2oIP network enterprise products as part of its market-leading multimedia collaboration systems.

     Based on this alliance, the companies will expand the existing OEM relationship to include RADVision's L2W-323 Gateway and NGK Gatekeeper. PictureTel currently private labels RADVision's VIU-323 Video Interface Unit as the PictureTel 210 for connecting ISDN conferencing systems directly to IP networks. By deploying RADVision's gateway and gatekeeper application,
PictureTel will enhance its customers' ability to conduct interactive conferences over packet networks, including the Internet and other IP-based next-generation networks.

     "In light of the leadership positions that both PictureTel and RADVision hold in their respective markets, it is only natural that we combine forces to lead the market in accelerating commercial deployment of real-time multimedia collaboration solutions over packet-based networks," said Dan Acquafredda, vice president, hardware sales, eastern region, RADVision.

     "Our relationship with RADVision is consistent with our strategic focus of developing the market's finest visual collaboration clients," said Connie Pawelczak, senior product manager, PictureTel. "Maintaining and enhancing leadership requires that we continue to leverage our relationships with best-of-breed providers of network infrastructure products."

RADVision's L2W-323 Gateway is an industry-leading, fully self-contained standalone gateway that translates between H.323 and H.320 protocols, and converts multimedia information from circuit switch to H.323 IP packets. The Gateway supports up to eight concurrent voice calls, or four concurrent video calls, between users on different networks. Users of an L2W-323-enabled network also benefit from full end-to-end support for T.120 sessions, provided all terminals support the standard in their collaborative applications.

                                    - more -




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About PictureTel

     PictureTel Corporation (Nasdaq: PCTL) is the world leader in developing, manufacturing, and marketing a full range of visual- and audio-collaboration and streaming-video solutions. The company's systems meet customers' collaboration needs from the desktop to the boardroom. PictureTel also markets network conferencing servers and a comprehensive portfolio of enterprise-wide services. Additional PictureTel information is available at www.picturetel.com. PictureTel collaboration products and services eliminate the barrier of distance, enabling people to be Anywhere Now(TM).

About RADVision

     RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet Protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.

PictureTel is a registered trademark and eVideo and Anywhere Now are trademarks of PictureTel Corporation.

V2oIP is a registered trademark of RADVision, Ltd.

                                       ###
                            All Trademarks Recognized







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                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: August 31, 2000